Exhibit 99.1

Welcome to Maris Tech Investors Webinar Israel Bar, Chief Executive Officer Nir Bussy, Chief Financial Officer March 2024

This presentation of Maris - Tech Ltd . (the “Company”) contains “forward - looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities law . Words such as “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” and similar expressions or variations of such words are intended to identify forward - looking statements . For example, the Company is using forward - looking statements when it discusses its vision, the potential of its product, its strategy, market potential for its product, its paradigm, commercialization of its product and its future growth . Forward - looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain . Such expectations, beliefs and projections are expressed in good faith . However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed or indicated by the forward - looking statements . Forward - looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward - looking statements . For a more detailed description of the risks and uncertainties affecting the Company, the reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20 - F for the year ended December 31 , 2023 , filed with the SEC on March 21 , 2024 . Forward - looking statements speak only as of the date the statements are made . The Company assumes no obligation to update forward - looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward - looking information except to the extent required by applicable securities laws . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward - looking statements . Unless otherwise noted, the information in this presentation is as of March 22 , 2024 . Forward Looking Statements

Maris Edge AI - Based, Edge Computing and Video Management Solutions Technology that Crosses Large and Fast - Growing Markets and Applications

AI and instant remote visual information in modern warfare creates a revolution on the battlefield • Indoors/outdoors drones • Armored vehicles situational awareness • Missiles and loitering munition • Special forces tactical devices • Intelligence gathering • Unmanned vehicles Defense

Video, Audio, Data Video, Audio, Data Unmanned Aerial Vehicles Indoor & Outdoor Drones Unmanned Ground Vehicles Aircrafts Armored Vehicles Missiles Infantry Soldiers Military Dogs Sniper Sights Autonomous Vehicles Nano Satellites Headquarters & Operation Rooms RF Datalink, 4G LTE, Wi - Fi 12 Unmanned Sea Vehicles Defense Platforms & Applications

Homeland Security (HLS) • Law enforcement • Border control • Covert applications

New Space • High quality visual data acquisition • Collision avoidance • Docking and proximity • Soft landing

Smart City • Crowd control • Traffic monitoring • Dynamic situational adaptation

Commercial • Drone delivery • Smart retail • Site infrastructure • Precision agriculture • Machine vision

Defense, Aerospace, HLS Governmental and Commercial markets Edge Computing vs. 2023 $53.6B 2028 $111.3B Source: https:/ /www.marketsandmarkets.com/Market - Reports/edge - computing - market - 133384090.html Market Size and Forecast

USA Australia India Czech Republic Turkey South Korea South Africa China United Kingdom Israel France Poland Worldwide Presence

Revenue Growth 308% increase in revenue (2020 - 2023) d Source: Company SEC filings. Revenues for the year ended December 31, 2024 is projected to reach $7 million, based on the Company’s existing an anticipated orders, orders placed in prior years, and anticipated continued strong demand for the Company’s defense and AI - powered solutions. 988 2,075 2,505 4,031 2020 2021 2022 2023 2024 Revenue ($K) H1 474 H2* 3,557 7,000 (Forecast) *) Not audited, not reviewed

Backlog * Continues to Increase * We define backlog as the accumulation of all pending orders with a later fulfillment date for which revenue has not been recognized, and we consider valid. 24 $608 $1,900 $9,763 $10,810 01/01/2022 01/01/2023 01/01/2024 20/03/2024 Backlog for the beginning of the period ($K)

Financial Data - Highlights Year end revenue ‘ 23 The Company's total revenue for the year ended December 31, 2023 was approximately $4.03 million (compared to approximately $2.5 million for 2022). Second Half/2023* The Company's total revenue for the six months ended December 31, 2023, was approximately $3.6* million, and the loss for the period was approximately $0.5* million. Trade Receivable Balance The Trade Receivable balance of the Company as of December 31, 2023, was approximately $3 million. Source: Company SEC filings * Not audited and not reviewed Year - end net loss '23 The Company ’ s net loss for the year ended December 31, 2023 was approximately $2.7 million (compared to approximately $3.69 million for 2022). Cash as of Dec ‘ 23 Cash, cash equivalents and bank deposits as of December 31, 2023 were approximately $5.2 million and approximately $4.75* million, as of March 21, 2024.

Nir Bussy, Chief Financial Officer Tel: +972 - 72 - 2424022 Nir@maris - tech.com Thank you